UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

MINUTES No. 483: In the City of Buenos Aires, May 10, 2023, at 10:00 hs, are meeting through the Microsoft Teams system, which allows the simultaneous transmission of sound, images and words during the entire meeting of the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA ("Edenor" or the "Company"). Mr. Edgardo Volosin are present, while through the Microsoft Teams system there are Mr. Neil Bleasdale, Esteban Macek, Ricardo Nicolas Mallo Huergo, Eduardo Marcelo Vila, Federico Zin, Víctor Hugo Quevedo, Hernan Ferrera, Federico Alejandro D’Angelo Campos, Lucas Gobbo, and Alejandro Vanoli Long Biocca. The members of the Supervisory Committee, Messrs. Carlos Cvitanich, Javier Errecondo and Lisandro Vazquez Giménez, are also present. Also, Mrs. María José Van Morlegan, Director of Legal and Regulatory Affairs and [...]. Next, the SECOND ITEM of the Agenda is considered: 2) CONSIDERATION OF THE INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023. [...] The Chairman moves: (i) To approve all the documentation submitted for consideration in this item of the Agenda; (ii) To take note of the reports accompanying the approved condensed interim Financial Statements; and (iii) To authorize his person, in his capacity as Chairman of the Company to sign the Financial Statements for the period ended March 31, 2023. The Board of Directors by unanimous vote of those present, RESOLVES to approve the motions of the Chairman, with the statements of Messrs. Hernan Ferrera, Federico Alejandro D'Angelo Campos, Lucas Gobbo, and Alejandro Vanoli Long Biocca with respect to abstaining from any mention in said financial statements of claims of the Company against the National Government. […] Finally, Mr. Carlos Cvitanich, member of the Supervisory Committee, takes the floor and states that the meeting has been held with sufficient quorum and in accordance with the applicable legal regulations. At 10:30, there being no further business to discuss, the meeting is concluded.

Undersigning Attendees: Neil Bleasdale, Esteban Macek, Edgardo Volosin, Ricardo Nicolas Mallo Huergo, Eduardo Marcelo Vila, Federico Zin, Víctor Hugo Quevedo, Hernan Ferrera, Federico Alejandro D’Angelo Campos, Lucas Gobbo, and Alejandro Vanoli Long Biocca.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 11, 2023